

10012954

CURITIES AND EXCHANGE COMMISSION

Washington, DC 20549-1004

FORM 11-K

(Mark One)
[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 001-32242

Domino's Pizza 401(k) Savings Plan

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Domino's Pizza, Inc.

30 Frank Lloyd Wright Drive
Ann Arbor, Mi 48106

(Name of issuer of the securities held pursuant to the plans and the address of its principal executive offices)

(734) 930-3030

(Registrant's telephone number, including area code)

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBIT

Domino's Pizza
401(k) Savings Plan

Financial Statements

December 31, 2009 and 2008

Domino's Pizza 401(k) Savings Plan

Contents

Grant Thornton

Report of Independent Registered Public Accounting Firm

Audit • Tax • Advisory

Grant Thornton LLP
27777 Franklin Road, Suite 800
Southfield, MI 48034-2366

T 248.262.1950
F 248.350.3581
www.GrantThornton.com

To the Plan Administrator
Domino's Pizza 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Domino's Pizza 401(k) Savings Plan (the "Plan") as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits for the year the ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic 2009 financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic 2009 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.



Southfield, Michigan
June 18, 2010

Domino's Pizza 401(k) Savings Plan

Statements of Net Assets Available for Plan Benefits

	December 31, 2009	December 31, 2008
Assets - Investments		
Investments in mutual funds	$ 66,248,830	$ 49,606,057
Investments in common collective trust fund	12,693,106	13,003,339
Investments in Domino's Pizza, Inc. common stock fund	7,752,969	2,989,700
Participant loans	3,917,779	4,154,846
Total investments at fair value	90,612,684	69,753,942
Accrued Liabilities	(1,538)	(1,179)
Net Assets Reflecting All Investments at Fair Value	90,611,146	69,752,763
Adjustments from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	236,030	701,426
Net Assets Available for Plan Benefits	**$ 90,847,176**	**$ 70,454,189**

Domino's Pizza 401(k) Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2009

Additions	
Investment income:	
Interest and dividends	$ 1,596,413
Net realized and unrealized gains on investments in:	
Common collective trust fund	221,487
Mutual funds	13,967,677
Domino's Pizza, Inc. common stock fund	2,060,190
Total investment income	17,845,767
Contributions:	
Employee	6,571,223
Employer	3,338,058
Rollover	122,295
Total contributions	10,031,576
Total additions	27,877,343
Deductions	
Participant withdrawals	(7,463,700)
Administrative expenses	(20,656)
Total deductions	(7,484,356)
Net Increase in Net Assets Available for Plan Benefits	20,392,987
Net Assets Available for Plan Benefits - Beginning of year	70,454,189
Net Assets Available for Plan Benefits - End of year	**$ 90,847,176**

Note 1 - Description of Plan

General - The Domino's Pizza 401(k) Savings Plan (the "Plan") is a defined contribution plan for the benefit of certain employees of Domino's Pizza LLC and its subsidiaries (collectively, the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Participants should refer to the Plan agreement for a complete description of the Plan's provisions. Fidelity Management Trust Company (the "Trustee" and the "Plan Administrator") administers and invests the assets of the Plan and the income therefrom for the benefit of the Plan's participants.

Eligibility - A person may become a participant in the Plan on the first day he or she meets the following requirements:

1. The person is employed by the Company or an affiliated company which has adopted the Plan for the person's job classifications and/or location.
2. The person has completed at least 1,000 hours of service.
3. The person is not employed in a bargaining unit covered by a collective bargaining agreement unless it provides for Plan coverage of bargaining unit members.
4. The person has attained age 21.
5. The person is a citizen or resident of the United States.

Contributions - Eligible employees can make elective contributions up to 50 percent of eligible wages, as defined in the Plan agreement, not to exceed the maximum amount allowed annually under the provisions of the Internal Revenue Code (the "Code"). The Company provides a matching contribution in the amount of 100 percent of the first three percent of each employee's elective deferrals and 50 percent of the next two percent of each employee's elective deferrals. The Company may also make discretionary contributions, including profit-sharing contributions, to the Plan. There were no discretionary contributions made by the Company during the years ended December 31, 2009 and 2008. The Company's matching contribution and discretionary contributions are made in Domino's Pizza, Inc. common stock fund. Refer to Note 4 for further disclosures.

Vesting - Participants' contributions, the Company's matching contributions, and income earned are immediately fully vested. A participant is 100 percent vested in discretionary profit-sharing contributions after five years of continuous service.

Note 1 - Description of Plan (Continued)

Forfeitures - Forfeitures are created when participants terminate employment before becoming entitled to their full benefits under the Plan. Any forfeited amounts may be used to reduce future Company contributions and administrative expenses. As of December 31, 2009 and 2008, the Plan had outstanding forfeitures of $90,561 and $89,296, respectively, available to reduce future Company contributions and administrative expenses. In 2009, employer contributions and Plan expenses were not reduced from forfeited nonvested accounts.

Participant Accounts - Each participant's account is credited with the participant's voluntary contributions, the participant's specific fund earnings, an allocation of the Company's matching and discretionary contributions, and Plan administrative expenses. Allocations are based on account balances or compensation, as defined in the Plan agreement. The benefit to which a participant is entitled in the benefit that can be provided from the participants vested account.

Payment of Plan Benefits - Distribution of plan benefits begins when the earliest of the following have occurred: (1) within 60 days of the close of the Plan year in which the participant attains age 70½ or (2) the participant terminates service with the Company. In-service participants may begin to make withdrawals at age 59½.

Plan benefits are distributed in the form of either a series of payments or a lump-sum payment as elected by the participant.

Participant Withdrawals - Participants may withdraw funds from their accounts if the Plan Administrator determines that a withdrawal is necessary to avoid certain financial hardships, as permitted under the Code, or death, disability or for any reason after reaching age 59½.

Plan Termination - The Company has the right to amend, modify, terminate, withdraw from, or suspend contributions to the Plan at any time under the provisions of ERISA. In the event of termination or suspension of Company contributions, all participant accounts become fully vested and are distributed to the participants in accordance with the Plan agreement. The Company has not expressed any intent to terminate the Plan.

Participant Loans - Participants may borrow funds from their account balance. A loan may not be less than $1,000 and may not exceed the lesser of 50 percent of the vested portion of the participant's total account balance or $50,000. The Plan Administrator establishes the terms of the loan agreement. Loans must be repaid within five years. Principal and interest is paid ratably through bi-weekly payroll deductions.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The financial statements have been prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributed for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if there were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Investment Valuation - The Plan's investments are stated at fair value, except for its common collective trust fund investment, which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the common collective trust fund is at the Net Asset Value ("NAV"), which is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Shares of employer securities are valued based on quoted prices at year end. The participant loans are valued at their outstanding balances, which approximate fair value.

The common collective trust fund is a public investment securities valued at NAV and classified as wrapped guaranteed investment contracts that primarily invest in fixed income debt securities. The inputs include quoted prices for similar assets or liabilities in active markets, quotes prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally or corroborated by observable market data. Participant transactions (issuances and redemptions) may occur daily. Were the Plan to intiate a full redemption of the common collective trust fund, the trustee reserves the right to temporarily delay withdrawal from the trust for a period not to exceed twelve months in order to ensure that securities liquidations will be carried out in an orderly manner.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 2 - Summary of Significant Accounting Policies (Continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties - The Plan provides for investments in various investment options that are, in general, exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

Benefit Payments - Benefits are recorded when paid.

Plan Administrative Expenses - Expenses attributable to investments earmarked to a participant's account and fees associated with specific participant transactions, including loan application fees, are charged to that account to the extent specified by the Plan Administrator. Various administrative costs of maintaining the Plan are paid by the Company.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the reporting period, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

New Accounting Pronouncements

Additional Fair Value Measurement Guidance - In April 2009, the Financial Accounting Standards Board ("FASB") issued new guidance for determining when a transaction is not orderly and for estimating fair value when there has been a significant decrease in the volume and level of activity for an asset or liability. The new guidance, which is now part of the FASB ASC Fair Value Measurements and Disclosures Topic, requires disclosure of the inputs and valuation techniques used, as well as any changes in valuation techniques and inputs used during the period, to measure fair value in interim and annual periods. In addition, the presentation of the fair value hierarchy is required to be presented by major security type as described in the FASB ASC Investments – Debt and Equity Securities Topic.

Note 2 - Summary of Significant Accounting Policies (Continued)

The provisions of the new guidance were effective for interim periods ending after June 15, 2009. The Plan adopted this new guidance effective December 31, 2009, and determined it did not have a material effect on the Plan's financial statements.

Subsequent Events - In May 2009, the FASB issued authoritative guidance intended to establish principles and requirements for subsequent events. In February 2010, the FASB issued additional guidance, which removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated. Management's responsibility to evaluate subsequent events through the date of issuance remains unchanged. The adoption during 2009 had no financial impact on our financial statements, but expanded our disclosures.

The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - In June 2009, the FASB issued authoritative guidance that identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP in the United States (the GAAP hierarchy). The adoption did not have a material impact on our consolidated financial statements.

Fair Value Measurements and Disclosures - Investments in Certain Entities That Calculate Net Asset Value per Share - In September 2009, the FASB issued new guidance on the fair value measurements and disclosures of investments in certain entities that calculate net asset value per share (or its equivalent). The new guidance, which is now part of the FASB ASC Fair Value Measurements and Disclosures Topic, permits, as a practical expedient, a reporting entity to estimate the fair value of an investment within its scope using net asset value per share of the investment (or its equivalent) without adjustment, as long as the net asset value is calculated as of the reporting entity's measurement date in a manner consistent with the measurement principles of FASB ASC Financial Services – Investment Companies Topic. The new guidance also requires certain disclosures about the attributes of investments measured at net asset value, such as the nature of any restrictions on the investor's ability to redeem its investment at the measurement date or any unfunded capital commitments. The new guidance was effective on a prospective basis for the first reporting period, including interim periods, ending after December 15, 2009. The Plan adopted this new guidance effective December 31, 2009, and determined it had no effect on the Plan's financial statements.

Note 2 - Summary of Significant Accounting Policies (Continued)

Improving Disclosures about Fair Value Measurements - In January 2010, the FASB issued guidance to improve the disclosures related to fair value measurements. The new guidance requires expanded fair value disclosures, including the reasons for significant transfers between Level 1 and Level 2 and the amount of significant transfers into each level disclosed separately from transfers out of each level. For Level 3 fair value measurements, information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements shall be presented separately on a gross basis, rather than as one net number. In addition, clarification is provided about existing disclosure requirements, such as presenting fair value measurement disclosures for each class of assets and liabilities that are determined based on their nature and risk characteristics and their placement in the fair value hierarchy (that is, Level 1, 2, or 3), as opposed to each major category of assets and liabilities, as required in the previous guidance. Disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements will be required for fair value measurement that fall in either Level 2 or Level 3. The new guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures related to the gross presentation of purchases, sales, issuances and settlements for Level 3 fair value measurements, which are effective for reporting periods beginning after December 15, 2010. The expanded disclosures will be included in the Plan's financial statements effective December 31, 2010, except for the disclosures related to the gross Level 3 presentation, which will be included in the Plan's financial statements effective December 31, 2011.

Note 3 - Investments

As of December 31, investments representing five percent or more of the Plan's assets are as follows:

	2009	2008
Mutual funds:		
Fidelity Puritan Fund	$ 6,820,519	$ 5,097,920
Fidelity Diversified International Fund	9,905,125	7,080,168
Fidelity Spartan U.S. Equity Index Fund	5,484,367	4,225,557
PIMCO Total Return Administration Fund	6,008,472	4,679,646
Growth Fund of America	19,739,091	15,174,182
Van Kampen Comstock A Fund	11,526,663	9,256,576
Common collective trust fund - Fidelity Managed Income Portfolio Fund (1)	12,929,136	13,704,765
Common stocks:		
Domino's Pizza, Inc. Common Stock Fund	7,752,969	*
	$ 80,166,342	$ 59,218,814

(1) Common collective trust is reported at contract value. All other investments are reported at fair value.

* Investment did not represent five percent of the Plan's assets as of December 31, 2008.

Note 4 – Nonparticipant-directed Investments

The Company contributes both the matching contribution and the discretionary contributions through the Domino's Pizza, Inc. common stock fund. Participants are immediately vested in the matching contribution and are able to transfer these funds to other investment options as soon as the contribution is funded into their account. The discretionary contribution vests over a 5 year period and participants are not able to transfer this contribution until it is fully vested, which constitutes a nonparticipant-directed investment. As of December 31, 2009, all discretionary contributions were fully vested and there were no nonparticipant-directed investments in the Plan.

Note 5 - Tax Status

The Plan obtained its latest tax determination letter dated August 7, 2002, applicable for amendments adopted through February 14, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been subsequently amended and, in the opinion of the Plan Administrator, the amended Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

Note 6 - Party-in-interest Transactions

The Company, the participants, and the Trustee have all been identified as parties-in-interest. The Plan invests in shares of mutual funds, a common collective trust fund managed by the Trustee, as well as shares of the Company's common stock. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Participant loans also qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Certain administrative expenses of the Plan are paid by the Company and qualify as party-in-interest transactions.

Note 7 - Differences Between Financial Statements and Form 5500

The differences between the amounts presented on pages 2 and 3 of these financial statements and the related Form 5500 filed with the Department of Labor are attributable to adjustments made by the Plan Administrator to adjust from fair value to contract value for fully benefit-responsive investment contracts on the statement of changes in net assets available for plan benefits.

The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2009 and 2008 to Form 5500:

	2009	2008
Net assets available for benefits per financial statements	$ 90,847,176	$ 70,454,189
Adjustment to fair value for Fidelity Managed Income Portfolio Fund	(236,030)	(701,426)
Net assets available for plan benefits per Form 5500	$ 90,611,146	$ 69,752,763

Note 7 - Differences Between Financial Statements and Form 5500 (Continued)

The following is a reconciliation of the net increase in net assets available for plan benefits per the financial statements for the year ended December 31, 2009 to Form 5500:

Net increase in net assets available for plan benefits per the financial statements	$ 20,392,987
Less: Adjustments from contract value to fair value for fully benefit-responsive investment contract at December 31, 2009	(236,030)
Add: Adjustments from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2008	701,426
Total net increase in net assets available for plan benefits per the Form 5500	$ 20,858,383

Note 8 – Fair Value

Fair value measurements enable the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The Company classifies and discloses assets and liabilities carried at fair value in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

Note 8 – Fair Value (Continued)

Disclosures concerning assets measured at fair value at December 31, 2009 are as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2009
Mutual funds:				
Index funds	$ 9,607,958	-	-	$ 9,607,958
Growth funds	50,631,246	-	-	50,631,246
Other mutual funds	6,009,626	-	-	6,009,626
Total mutual funds	66,248,830	-	-	66,248,830
Common collective trust fund - Fidelity managed income portfolic	-	12,693,106	-	12,693,106
Domino's Pizza, Inc. common stock fund	7,752,969	-	-	7,752,969
Participant loans	-	-	3,917,779	3,917,779
Total assets at fair value	$ 74,001,799	$ 12,693,106	$ 3,917,779	$ 90,612,684

Note 8 – Fair Value (Continued)

Disclosures concerning assets measured at fair value at December 31, 2008 are as follows:

	in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2008
Mutual funds:				
Index funds	$ 6,653,921	-	-	$ 6,653,921
Growth funds	38,272,489	-	-	38,272,489
Other mutual funds	4,679,647	-	-	4,679,647
Total mutual funds	49,606,057	-	-	49,606,057
Common collective trust fund - Fidelity managed income portfolic	-	13,003,339	-	13,003,339
Domino's Pizza, Inc. common stock fund	2,989,700	-	-	2,989,700
Participant loans	-	-	4,154,846	4,154,846
Total assets at fair value	$ 52,595,757	$ 13,003,339	$ 4,154,846	$ 69,753,942

The following table sets forth a summary of the changes in the fair value of the Plan's level 3 investment assets for the year ended December 31, 2009:

	Participant Loans
Balance at December 31, 2008	$ 4,154,846
Purchases, sales, issuances and settlements - net	(237,067)
Balance at December 31, 2009	$ 3,917,779

Note 9 – Subsequent Events

The Plan evaluated its December 31, 2009 financial statements for subsequent events through the date the financial statements were to be issued. The Plan is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN - 38-3495003, Plan No. 004
December 31, 2009

(a)(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Mutual funds:		
Fidelity Investments*	Fidelity Puritan Fund	**	$ 6,820,519
Fidelity Investments*	Fidelity Diversified International Fund	**	9,905,125
Fidelity Investments*	Fidelity Spartan U.S. Equity Index Fund	**	5,484,367
Fidelity Investments*	Fid Fidelity Fund	**	416
Fidelity Investments*	Fidelity Equity Income Fund	**	38
Fidelity Investments*	Fidelity GR Strategies Fund	**	234
Fidelity Investments*	Fidelity Dividend Growth Fund	**	466
Boston Trust Funds	Boston Trust Small Cap Fund	**	2,639,848
PIMCO Funds	PIMCO Total Return Administration Fund	**	6,008,472
Dreyfus Funds	Dreyfus Mid-Cap Index Fund	**	4,123,591
American Funds	Growth Fund of America	**	19,739,091
Van Kampen Funds	Van Kampen Comstock A Fund	**	11,526,663
Fidelity Investments*	Common collective trust - Fidelity Managed Income Portfolio Fund	**	12,693,106
Fidelity Investments*	Employer securities - Domino's Pizza, Inc. Common Stock Fund	**	7,752,969
Participant loans*	Interest rates ranging from 4.25 percent to 9.25 percent	**	3,917,779
	Total investments		**$90,612,684**

* Party-in-interest
** Historical cost information is not required for participant-directed investments

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 18, 2010, with respect to the financial statements and supplemental schedule of Domino's Pizza 401(k) Savings Plan on Form 11 K for the year ended December 31, 2009. We hereby consent to the incorporation by reference of said report in the Registration Statement of Domino's Pizza, Inc. on Form S-8 (File No. 333-118486, effective August 23, 2004, 333-121830, effective January 4, 2005, 333-121923, effective January 10, 2005, 333-161971, and 333-161972, effective September 17, 2009).

Grant Thornton LLP

Southfield, Michigan
June 18, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Domino's Pizza 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINO'S PIZZA 401(K) SAVINGS PLAN
(Name of Plan)



Date: June 18, 2010

Wendy A. Beck
Chief Financial Officer
Domino's Pizza, Inc.